

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W 700 S., Suite 101
Woods Cross, UT 84087

      Re: Sky Quarry Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          Filed March 31, 2025
          File No. 001-42296

Dear David Sealock:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation